UTIME Limited

7th Floor, Building 5A
Shenzhen Software Industry Base, Nanshan District
Shenzhen, People’s Republic of China 518061

VIA EDGAR

July 31, 2020

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Russell Mancuso

Re:	UTime Limited

Amendment No. 2 to Registration Statement on Form F-1

Filed June 24, 2020

File No. 333-237260

Dear Mr. Mancuso:

UTime Limited (the “Corporation,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on July 6, 2020 (the “July 6 Letter”), regarding the Amendment No. 2 to Registration Statement on Form F-1 submitted to the Commission on June 24, 2020.

This letter is being submitted to the Staff with respect to the Company’s proposed response to comment 3 in the July 6 Letter. For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed such comment with the Company’s proposed response.

Exhibits

3.	We note your response to prior comment 11. If the term “non-assessable” has a meaning under the laws of your jurisdiction that is different from the meaning of that term under U.S. law, your prospectus should disclose any material information with respect to that meaning; the legality opinion that you file as an exhibit to your registration statement should address whether the shares of capital stock are non-assessable based on the meaning of that term under U.S. law. Please file an opinion that addresses whether a holder of the offered shares is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For guidance, see sections II.B.1.a and II.B.1.c of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: In response to the Staff’s comment, the Company proposes to revise Exhibit 5.1 to clarify that following the issuance of shares to a shareholder, such shareholder shall not have any obligation to make further contributions to the Company’s assets (and therefor is not liable) with respect to such shares, whether at the request of the Company or any creditors of the Company. A redline showing the proposed change is attached as Exhibit A hereto.

Mr. Russell Mancuso

July 31, 2020

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact to our counsel, Jessica Yuan, at jyuan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Minfei Bao
Minfei Bao, Chief Executive Officer
UTime Limited

cc:	Barry I. Grossman, Esq.

Jessica S. Yuan, Esq.

Exhibit A